Exhibit 99.1

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

STANTEC CONSULTING

Moderator: Tony Franeschini
November 24, 2008
3:00 p.m. CT

Operator:  Good day ladies and gentlemen and welcome to today's Stantec conference call.  And now I would like to turn it over to Mr. Tony Franceschini.  Please go ahead sir.

Tony Franceschini:  Thank you (Allen) and good afternoon everyone and thank you for joining us today on such short notice to discuss Stantec's offer to a part of Jacques Whitford that we announced just this morning.  I am currently in Fredericton along with Jacques Whitford CEO, Bob Youden where we are nearing the end of a busy and exciting day of meetings with shareholders and employees here and in Halifax/Dartmouth, Nova Scotia.  We have several more days of similar meetings planned.  Don Wilson is joining us on the line from Edmonton.

Before we proceed with our comments I need to make you aware of our safe harbor statement.

I would like to caution you that our discussion today will include forward-looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate.  We caution those listening to this discussion not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

These factors include, but are not limited to the possibility that the proposed transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, that Stantec and Jacques Whitford may be required to modify the terms and conditions of the proposed transaction, or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in the areas where Jacques Whitford does business.

The preceding list of factors is not exhaustive.  Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section in our 2007 Financial Review and the Caution Regarding Forward-Looking Statements in our Third Quarter 2008 Report.

I would also like to advise you that this conference call is being broadcast live over the Internet and will be archived for future reference at stantec.com under the Investors section.  Therefore, we ask any members of the media who are joining us today in a listen-only mode and who wish to quote anyone other than Bob or me to please request permission to do so from the individual concerned.

Now we can proceed with our comments.  We were very pleased to announce this morning that Stantec has made an offer to acquire Jacques Whitford and subsidiary and related companies.  The proposed acquisition has the support of the Jacques Whitford Board of Directors and the Senior Leadership Team.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

As you likely all know by now if you have had an opportunity to review their Web site, Jacques Whitford is a world class environmental consulting services firm with more than 1,700 employees and 40 offices.  About 85% of their business is in Canada with the balance in the U.S.  As stated in the news release, the firm's trailing twelve month gross revenue is approximately $230 million and trailing twelve month net revenue is about $170 million.  Although our normal practice is not to disclose purchase price for acquisitions, since this is a more material transaction for us we will provide purchase price information.  Our anticipated purchase price is a total enterprise value of $143 million including any assumed debt at close.  This price is still subject to certain adjustments for delivered equity, debt, WIP and A/R but will not exceed $143 million.  We also expect to pay the purchase price over a three year period.  We anticipate that the transaction will close in early January 2009, subject to satisfactory due diligence, regulatory approvals, and Jacques Whitford shareholder approval.

This proposed acquisition offers a number of strategic advantages for Stantec.

Jacques Whitford will significantly strengthen our core capabilities in our Environment practice and grow our group to approximately 4,000 employees making Stantec one of North America's largest and top tier providers of environmental consulting services.  The addition will also double our geographic presence in Atlantic Canada providing a strong local base in each of the four provinces and complementing our mostly industrial-related existing operations in New Brunswick, Nova Scotia, and Newfoundland.

Jacques Whitford will expand and enhance our emerging geotechnical engineering capabilities which are currently only available in the U.S. by adding a geotechnical service to many of our Canadian operations.  With this additional capability, we now have the foundation to continue to build this practice nationally to increase our ability to provide these services to our clients across North America.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Jacques Whitford will add a significant capability for Stantec to provide environmental and geosciences assessments in Canada's Arctic and Alberta for resource development.  This strategic service will enhance Stantec's ability to get involved in energy and resource sector projects very early in the development and permitting process.  This has the potential to benefit our other practice areas that currently provide follow on engineering and design services to that sector.

The depth and breadth of services we currently offer to the mining sector will also increase.  Jacques Whitford provides environmental and geotechnical services that will complement both the front end and back end of our mining engineering services.

Lastly, this addition will expand our capabilities in air quality services in the growing market of greenhouse gas and climate change management, and emissions monitoring for a wide range of industries.

I will provide a little more insight into the breakdown of business for Jacques Whitford.  Currently the major service practices are; Environmental Sciences at about 38% and this includes services such as Environmental Planning & Permitting and Biophysical & Ecological Sciences.  Environmental Site Assessment makes up about 20% and Geotechnical and Materials Engineering approximately 17%.  The remaining 25% includes areas such as Facility Assessment and Sustainable Renewal, Water Resources & Engineered Wetlands, Indoor Environments and Atmospheric Environment.

With respect to the key Client and Business Sectors, the breakdown is Energy & Resources Industries about 50%, Public Sector about 15% and Real Estate, Finance & Insurance approximately 15%.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Both Stantec and Jacques Whitford leadership see this as an exciting opportunity for our respective companies.  I will now ask Bob Youden to provide some comments.

Bob Youden:  Thank you, Tony.

I want to start by saying we are excited about the prospect of becoming part of such a dynamic and innovative company like Stantec.  Like many in our industry, we have followed the Stantec story the past number of years and we are pleased to have the opportunity to be a part of that success.

Joining Stantec truly is an opportunity for Jacques Whitford.

As part of Stantec, we will have the opportunity to increase our presence in sectors we have targeted such as mining and water resources.  We have significant capabilities to offer the mining sector and Stantec's presence and client base gives us a direct link to those opportunities.  Similarly, in water resources, Stantec's geographic presence and capabilities in this sector opens the door to offering more clients our services.

Stantec will also give us the ability to provide a wider service offering to our energy and resource clients.  In particular, we see opportunities to work with the Industrial practice here in Atlantic Canada and Alberta to expand ours and Stantec's base of clients by cross-selling and offering a more complete set of services from environmental impact assessments to engineering and design to project management and more.

Most importantly, joining Stantec will provide career development opportunities for our employees.  One of our founders, Hector Jacques, said "If you hire the best minds you can't expect them to stay around unless you grow." The growth we will experience with Stantec will give our office – give our staff the opportunity to develop their careers within the larger

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

organization, whether it be pursuing leadership positions or furthering their technical and operations experience.  We will gain access to industry leading technology and systems and a North American network of professionals that will enable our staff to work on challenging and exciting projects in addition to gaining resources that are difficult to provide in a 1,700 person firm.

In summary, we feel that this is the right direction for our firm and we look forward taking the next steps in our evolution with Stantec.

Tony Franceschini:  Thank you, Bob for your comments.  So to conclude, I want to say that we are particularly pleased about this potential transaction because of the strategic advantages outlined but also because one of the most important factors for the success of this acquisition is the similar culture and shared values, focus and philosophies of our organizations.  We are both passionate about and believe in sustainable design solutions, we both have a solid track record of success, and we share a one team operating philosophy.

That concludes our brief comments for today.  Bob and Don in Edmonton and I will now answer your questions.  (Allen), our conference call operator will explain the question procedure.

Operator:  Certainly.  Thank you very much.  For our telephone audience, if you do happen to have a question for these gentlemen, please signal by pressing star one on your touch-tone telephone at this time.  If you have a mute function or are using a speaker phone, please ensure the mute function has been disengaged before you pick up the handset.

Once again, that is star one to queue for a question.  And we will pause for a moment to assemble the queue.

And first, we will hear from Bert Powell from BMO Capital Markets.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Bert Powell:  Thanks.  Tony on the three year payout, is that all cash?  Is there imputed interest in there and can you comment in terms of what employment contracts you have got for the senior folks at Jacques Whitford?

Tony Franceschini: Yes, the three-year payment is cash and there will be an interest that we will pay on the outstanding balance of 5%.

Bert Powell: OK. So these are really structured as notes?

Tony Franceschini: Yes.

Bert Powell: OK.

Tony Franceschini:  And in terms of the senior leadership, I mean we always have the same types of agreement that has the normal sort of non-compete provisions and the penalty for competing is forfeiture of some of those outstanding payments.  That's why it's structured over a three-year period.

Bert Powell: Is there any performance metrics tied into that payout? Is it – can we assume that it's fairly equal payment payout?

Tony Franceschini: The payments are fairly equal, yes. It's roughly in rough percentages it would be 50% on close and then the balance over three equal payments.

Bert Powell: OK and …

Tony Franceschini: Sorry, just to add, there is no performance specific attached to it.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Bert Powell: OK and then …

Tony Franceschini: Not on your note – it's not on your note, that provision.

Bert Powell:  OK and last question, just in term of Jacques margins.  Relative to tiers, right of the top, the growth versus net looks like it's lower.  If you kind of benchmark it against your line items, how does Jacques' line up and is there room in terms of some back office synergies that you can see right under the gate?

Tony Franceschini:  Right under the gate, no.  But I think initially, at the end of day, I mean companies always record information a little bit differently but we would expect that we would similar performance metrics at the end of the day to what Stantec has.

Bert Powell: Why is growth versus net lower?

Tony Franceschini: They simply use more, few more paths to us in terms of sub-consultants and expenses.

Bert Powell: And is there an opportunity for that – some of that stuff to be done by Stantec?

Tony Franceschini: It depends what it is.

Bob Youden:  Our Environmental Permitting business has – is mostly done by ourselves and has very little third party cost.  That's probably the biggest difference between the two and if we would have some opportunity, I would say it would probably be limited.

Bert Powell: OK. Thank you.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Operator: And once again that is star one, next we will hear from John from D.A. Davidson.

John Rogers: Hi, good morning or good afternoon.

Tony Franceschini: Good afternoon.

John Rogers: The – Tony you gave us the price but could you run through just what multiples you are paying?

Tony Franceschini: Well given that the numbers we expect to be similar to ours on a sort of trailing EBITDA basis, it's approximately six.

John Rogers: OK. And is there a lot of goodwill associated with this the last we amortized?

Tony Franceschini: There will be. It would be …

John Rogers: And I guess client relation – I am sorry.

Tony Franceschini: Sorry the – well, sorry you mean client relationship?

John Rogers: Yes, exactly, exactly.

Tony Franceschini:  We won't know that number.  That isn't done until after like we have the allocation of the final purchase price but there will be as always, there's always a component that will be client relationship that will be amortized as part of the goodwill.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

John Rogers:  OK.  And then just lastly, I mean on a combined basis what will the mining sector now represent in terms of proportion of your revenue base?

Tony Franceschini: Maybe 10%.

John Rogers: OK. OK, great. Thank you.

Tony Franceschini: Thank you.

Operator: And next we will hear from Richard from Dundee Securities.

Richard Stoneman: Yes, good afternoon.

Tony Franceschini: Hi.

Richard Stoneman:  Tony, question in terms of the split of revenues for Jacques Whitford, can you give us what it breaks down to and in Stantec's definitions of industrial environmental, urban land et cetera?

Jacques Whitford: It would be a hundred – pretty well a 100% environmental.

Richard Stoneman: Thank you.

Operator: And next we will hear from (Timmy) from Raymond James.

(Timmy): Hi, I am just wondering what the implication – what implications that has on your debt and making further acquisitions in 2009?

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Tony Franceschini:  Well, in terms of our debt it still keeps our total debt after completion below our target of keeping our debt to EBITDA below two and in terms of our existing revolving credit facilities, we would use about a half of the remaining credit facilities that we have at the present time which is roughly – we have about a 150 million available.  We would use about a half of that.

(Timmy): OK. Thank you.

Operator: And next, we will hear from (Vahan) from TD Newcrest.

(Vahan): Hi, Tony, just a quick question regarding investments and working cap. Any idea what we can expect upon closing of investments into Jacques Whitford?

Tony Franceschini: Don, would like to address that?

Don Wilson:  Again, without – without knowing what the balance sheet will look like at December 31, I think it's fair to say that the working capital that Jacques Whitford is carrying is going to be fairly close in terms of the ratio as relative to revenue Stantec has and I think that it's unlikely that we are going to see significant additional changes or reduction in working capital investment.  The balance sheet that we are acquiring with the purchase price that Tony quoted before will include the working capital.  It's on the balance sheet of Jacques Whitford.

(Vahan): OK. Thank you.

Operator: And next, we will hear from Jeff from Mawer Investment Management.

Jeff Mo:  Hi, Tony.  I just want to clarify something.  So the total enterprise value of the acquisition was 143 million and half of that is being paid roughly at closing with the balance being structured notes so is that correct?

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Tony Franceschini: That's correct.

Jeff Mo: OK and the rest of my questions have been answered. So thank you, Tony.

Tony Franceschini: Thank you.

Operator: Next, we will hear from Sarah from Cormack Securities.

Sarah Hughes: Hi, thanks guys. All of my questions had been answered.

Tony Franceschini: Thank you.

Operator: Next we will hear from Shubha from Credit Suisse.

Shubha Khan:  Yes, hi Tony.  I was wondering in the past you have – you had a more even sort of distribution across your different practice areas.  I was just wondering, are you comfortable with the growing with the environmental or are you – will you be looking to rebalance the business mix in the near future?

Tony Franceschini:  At this point obviously we are comfortable with the – if you call it as an imbalance with the environmental because it is consistent with kind of our long range plan but yes, overtime it will rebalance just like we have always kind of – eventually rebalance.  There is a time we had a high percentage in the urban land area and then obviously when that market was sort of changing a bit we made changes there but over a longer period of time, I think that environment will likely be a higher percentage of our mix.  So, it's not necessary out of goal to be exactly 20%.  It's just given the nature of the work and the fact that we can establish sort of more top tier position in this area with this opportunity.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Shubha Khan: Yes.

Tony Franceschini: Likely for the next few years that environment will be greater than the 20% ratio, if you will.

Shubha Khan: OK, thank you and how does this acquisition change your competitive positioning in the environmental segment generally speaking across North America?

Tony Franceschini:  We hope it improves it as that we will be better positioned.  Certainly – particularly with some of the on the private sector with some of the larger clients who works – tending to reduce the number of suppliers that they use.  That combined, we have a stronger footprint and more talent, more individuals.  So, I think it will – obviously we believe it's going to improve our competitive position and open up certain opportunities that perhaps neither firm on its own would be able to pursue.  So, we think at the end of the day, we are going to be better off with Jacques Whitford than we would have been on our own.

Shubha Khan: OK, thank you.

Tony Franceschini: Thank you.

Operator: And next, we will hear from Paul from CIBC World Market.

Paul Lechem:  Thank you, good afternoon.  I just wondered if you can tell us a little bit about Jacques Whitford's growth – revenue growth over the last couple of years and also what their current backlog would look like.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Don Wilson:  In the last five years we have doubled our size and that's been about a third by acquisition to the balance by organic growth and we don't measure backlogs throughout the organization.  We have a lot of standing offers and being a privately held company that has been probably less important.  In Western Canada our backlog is running about

((inaudible))

Tony Franceschini:  … markets and vice-versa.  We can provide Stantec services to their client base.  If – and if you look at, let's say Atlantic Canada in particular between sort of what we did last year with our friends at Neill and Gunter and now Stantec and Jacques Whitford, they probably have relationships with every single major and significant client in the Atlantic provinces but they are not necessarily the same.

So this idea is to be able to cross-sell the services that we have to their client base and vice-versa.  So there's a lot of very strong synergy in Atlantic Canada.  There is a very strong synergy in Western Canada as well.  The U.S. is a little more challenging because it involves really bringing the Canadian expertise into the areas where we have geographic coverage.  So it just simply means it will take a little longer to make that happen but it's certainly still part of our plan.

Male: Thank you very much.

Tony Franceschini: Thank you.

Operator:  And once again if you have any question or a comment that you wish to have addressed, please signal by pressing star one on your telephone at this time.  And next we will hear a follow-up question from Bert with BMO Capital.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Bert Powell:  Thanks.  Bob, in the 85% of your business that's in Canada, can you give us a sense of how much of that is Atlantic versus the rest of Canada?

Bob Youden: We are almost a third of third of third between Central Canada, East and West and the West right now is a little bit bigger than the other two regions.

Bert Powell:  OK and yes, Tony.  If I was to be a cynic, I could say, "Look, the economy is slowing down here.  No wonder Jacques a seller." Can you give us a sense in terms of how long you have been in discussions and maybe respond a little bit to that point of view?

Tony Franceschini:  OK.  Well, I hate to be called a cynic or anything.  We have known Jacques for a while and some of our – well I would say senior leadership but not necessarily Bob and I.  We kind of started talking about the fact that it may make sense for companies like ours to get together last year.  And then they were talking about it and so forth.  And then earlier this year in about February, I think is when Bob and I first met with some of the leadership group.

And then the Board – Jacques has an outside board that helps him as well and they decided that there was enough synergy and potential win-win situation with the two and we continued discussions.  And then we really got – I would say quite serious about four or five weeks ago in terms of saying, "Yes, this – it really does make sense." We look at this as a part of our longer range plan.  We always wanted to be stronger in Atlantic Canada.  We wanted to be in Geotechnical.  The things that they are doing make sense.

And they were at a point in their evolution in terms of also looking at ownership transition, also looking at the way the world is changing that the timing was right.  And at the end of the day, I think the reason that they did it is that Bob speaks for himself but from what I have heard in the meetings today that at this point, they could still pick their partner because obviously, we could

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

only do this transaction at a particular point in time when we have a need that they fit.  And there isn't too much overlap and they can pick someone that is culturally similar to them.

A year from now, we may have done something else which would make them less attractive or vice-versa that they may have done something which makes them less attractive to us.  So I think the timing is simply that – it' kind of all came together in the last few months but it's something that' started really a year – a little over a year ago.

Bert Powell: So it's the senior management team – Jacques, at their points in their career where they were considering the transition issues?

Don Wilson:  We have actually a large shareholder base with almost 400 people.  So our ownership is quite spread out and we have about 100 shareholders who are 75% of the firm.  And we have no ownership transition issue or concerns of any kind in terms of a significant percentage leaving and so we are quite – we felt quite healthy around ownership transition.  We just saw the world combining around us.

We wanted to preserve our culture and we saw our Stantec's culture as being so similar.  We saw the opportunity as being part of a bigger company and so many clients and service offering enhancement than we have today – we just thought it was the right time to move forward.  So, nothing drives us.  We felt our business is very strong.  We feel very healthy, our balance sheet's in good shape.  It was just an opportunity to make our choice rather than perhaps five years down the road not having a choice.

Bert Powell: Perfect. Thank you very much.

Tony Franceschini: Thank you.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Operator:  And next we will hear a follow-up question from Shubha from Credit Suisse.

Shubha Khan:  Yes, hi.  I wanted to follow-up on the integration process and how long you envision that will take – a rough time frame.  Are you looking at a typical six to nine months time frame or slightly longer?

Tony Franceschini:  Well at this point, we think it's the typical six to nine months but we would review that at the beginning to see if there's any issues which may delay it or even accelerate it.  We don't think that there will be any and that we will be able to follow the normal process right now.

Shubha Khan:  OK.  And given that you now – well you are still maintaining your guidance of 41 and a half to 43 1/2% as ratio for administrative and marketing expenses and you have managed to – sort to lower that to around 39% level.  You see this transaction bumping that ratio up to cautious guidance in original guidance level?

Tony Franceschini: We hope not, certainly not planning for it.

Shubha Khan: OK. Thank you.

Tony Franceschini: Thank you.

Operator: As there are no further questions. That does conclude the question-and-answer session. I would like to turn it back to Mr. Tony Franceschini for closing remarks or comments.

Tony Franceschini:  Thank you, (Allen).  So we would like to thank everyone for joining us and we look forward to talking with many of you in person on December 2 when we have our investor day.  Thank for listening in and we will see you next week.

STANTEC CONSULTING
Moderator: Tony Franeschini
11-24-08/3:00 p.m. CT
Confirmation # 7582478

Operator:  And that does conclude today's conference.  We do thank you for your participation and ask that you enjoy the remainder of your day.

END